Exhibit 77(m)

(a) The Board of Trustees of Pilgrim Silver Fund (on November 2, 2000) and Shareholders of Pilgrim Silver Fund (on March 15, 2001), and the Board of Directors of the Precious Metals Fund, Inc. (on November 2, 2000) approved an Agreement and Plan of Reorganization under which Precious Metals acquired all of the assets and liabilities of Pilgrim Silver Fund in exchange for Class A of Precious Metals. The reorganization concluded on March 23, 2001.